April 15, 2010

RE: <u>Get cash now from your Piedmont Office Realty Trust, Inc. investment.</u>

Dear Investor,

   Good news! Now you can sell your Piedmont Office Realty Trust, Inc. investment and regain control of your money. Right now, MPF will **<u>pay you $17 per Class A, $14 per Class B-1, $13 per Class B-2, and/or $12 per Class B-3 Share</u>**. Move the money into a more liquid investment, pay off bills, or buy something you really need. It's your money. Use it any way you want. But this **<u>offer expires on June 1, 2010</u>**, so you must act soon.

   Why take advantage of this opportunity today?

- **<u>Guarantee your cash now</u>**. Piedmont Office Realty Trust, Inc. has an infinite life. While its Class A Shares are listed on the NYSE, the Class B Shares ***<u>(70% of all currently outstanding Shares) are still illiquid</u>***. Sell today and ensure you get your money out from this security.

- **<u>Avoid hassle of transferring Shares 4 times!</u>** In order to trade your shares, you will have to ***<u>transfer your shares</u>*** into your brokerage account before you can trade them. You will have to then do the same thing over the next nine months ***<u>3 more times in order to sell all of your Shares</u>***. You can sell all your Shares (or any number of any Class) to us at a known price by simply signing the attached Assignment Form!

- **<u>Regain control over your investments</u>**. It's your money, but you can't access all of it. Now you can move your money into a more liquid investment or simply cash out.

   If you act today, you can get your cash now. We will mail your check within three business days after Piedmont Office Realty Trust, Inc. confirms the transfer; if your Shares are held by Depository Trust Company (e.g., if they are in your brokerage account), you will be paid within 3 days of the Expiration Date.

   MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. ***However, if you hold your Shares in your brokerage account, you need to contact your broker and instruct your broker to tender your Shares***. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,

Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, <u>this offer expires June 1, 2010</u> (unless extended). So don't delay. Fill out and mail in the Piedmont Office Realty Trust, Inc. Assignment Form today, or instruct your broker to tender your Shares, so we can rush you a check.


OFFER TO PURCHASE FOR CASH 200,000
SHARES OF EACH CLASS A AND CLASS B-1, B-2, AND B-3 COMMON STOCK
OF PIEDMONT OFFICE REALTY TRUST, INC.
AT
$17 PER CLASS A SHARE
$14 PER CLASS B-1 SHARE
$13 PER CLASS B-2 SHARE
$12 PER CLASS B-3 SHARE
by:
MPF REIT FUND 1, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MPF FLAGSHIP FUND 12, LLC; MPF DEWAAY FUND 5, LLC; MPF DEWAAY FUND 7, LLC; MP VALUE FUND 7, LLC; MPF BADGER ACQUISITION CO., LLC; MPF BLUE RIDGE 1, LLC; MPF DEWAAY FUND 8, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF EPLANNING OPPORTUNITY FUND, LP; MPF SENIOR NOTE PROGRAM II, LP; MORAGA GOLD, LLC; RED INVESTMENTS, LP; STEVEN GOLD; LAPIS OPPORTUNITIES FUNDS I AND II, LP; SCM SPECIAL FUND 2, LP; SUTTER OPPORTUNITY FUND 4, LLC; AND MACKENZIE PATTERSON FULLER, LP
(collectively the "Purchasers")


THE OFFER, WITHDRAWAL RIGHTS, AND PRORATION PERIOD WILL EXPIRE AT 11:59 P.M., PACIFIC TIME, ON JUNE 1, 2010, UNLESS THE OFFER IS EXTENDED.

The Purchasers hereby seek to acquire up to 200,000 shares of each Class A, B-1, B-2, and B-3 common stock (the "Shares") in PIEDMONT OFFICE REALTY TRUST, INC. (the "Corporation"). The Purchasers are not affiliated with the Corporation or its management. The Purchasers hereby offer to purchase 200,000 Shares at a **purchase price equal to $17, $14, $13, and $12** per Class A, B-1, B-2, and B-3 Share, respectively, less the amount of any dividends declared or made with respect to the Shares between April 15, 2010 and June 1, 2010, or such other date to which this offer may be extended (the "Expiration Date"), in cash, without interest, upon the terms and subject to the conditions set forth in this offer to purchase (the "Offer to Purchase") and in the related Assignment Form, as each may be supplemented or amended from time to time (which together constitute the "Offer"). As noted above, the Offer price would be subject to reduction for dividends made or declared prior to the Expiration Date. Recently, the outstanding common stock was reverse split and converted into four separate classes of shares – Class A, Class B-1, Class B-2, and Class B-3. Each share was converted into 1/12 share of each class. We are offering to purchase any or all of your Shares of whichever Class, subject to the terms hereof. Any dividends made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Assignment Form, be assigned by tendering Shareholders to the Purchasers.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.

The Corporation had approximately 74,000 holders of record owning an aggregate of 51,679,332 Class A Shares, and 39,679,332 of each of Class B-1, B-2, and B-3, as of March 15, 2010, according to its Annual Report on Form 10-K for the year ended December 31, 2009. The Purchasers and their affiliates currently beneficially own 59,723.84, 86,122.84, 85,385.84, and 86,873.84 Class A, B-1, B-2, and B-3 Shares, respectively, or 0.12% of the outstanding Class A Shares and 0.22% of each of the Class B-1, B-2, and B-3 outstanding Shares. The 200,000 Shares of each Class subject to the Offer constitute 0.39% of the outstanding Class A Shares and 0.5% of the Class B-1, B-2, and B-3 outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $11,200,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital, unrestricted lines of credit, and binding capital commitments.

Holders of Shares ("Shareholders") are urged to consider the following factors:

- The Offer will provide Shareholders with an opportunity to ***liquidate their investment*** without the usual transaction costs associated with market sales and without having to wait for their Class B Shares to convert to Class A shares. Shareholders may have a more immediate need to use the cash now tied up in an investment in the Shares and may wish to sell them to the Purchasers.

- The Corporation's Class A Shares are listed on the New York Stock Exchange ("NYSE"), but not the Class B Shares. Thus, Shareholders can sell their Class A Shares on the NYSE after they transfer their Class A shares into their brokerage account. However, in order to sell all of their holdings, shareholders will have to go through the transfer process four times (after each Class converts to Class A) and wait until next year before all Shares can be sold. ***Shareholders may wish to sell all their Shares in order to obtain liquidity now***. Shareholders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future dividends by the Corporation from property operations or dispositions or the potential to sell the Shares on the NYSE once all the Shares are converted, and the purchase price per Share payable to a tendering

1

Shareholder by the Purchaser may be less than the total amount which might otherwise be received by the Shareholder with respect to the Share from the Corporation or from the sale of such Shares on a national securities exchange.

- Shareholders may wish to ***eliminate the uncertainty regarding the trading price*** of the shares. There is no guarantee that once the Class B Shares convert to Class A Shares that they will trade at or near the current prices for Class A shares, which as of the date hereof are higher than the Offer Price; they may trade higher or lower. Given the fact that shareholders have not had the ability to get liquidity for their Shares before the listing of the Class A Shares, there may be large selling pressure, which could drive down the trading price. Public REIT share prices may continue to be pressured if the broader market conditions worsen and/or conditions within the real estate environment deteriorate further.

- The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price for the $17Shares, the Purchasers are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the Purchasers' objectives. There is currently only a market for the Class A Shares, which have traded between $14.37 and $21.01 per Share since they were listed; the closing price of the Class A Shares as April 14, 2010 was $20.10 per Share. The Class B Shares do not have an established market and will not trade in one until they convert to Class A Shares in August, November, and January. Neither the Shareholders nor the Purchasers has any accurate means for determining the actual present value of the Shares. Although there can be no certainty as to the actual present value of the Shares, the Corporation has estimated that the Corporation could have an estimated net asset value of approximately $22.20 per Share. (See Form S-11/A filed January 28, 2010.) There can be no assurance as to the timing or amount of any future Corporation dividends, and there cannot be any assurance that the Corporation's estimate accurately reflects an approximate value of the Shares or that the actual amounts that may be realized by holders for the Shares may not vary substantially from this estimate.

- The Depositary, MacKenzie Patterson Fuller, LP, is an affiliate of certain of the Purchasers. No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchasers' funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Shareholders have been paid; however, neither the Depositary nor the Purchasers has any rights with respect to the Shares prior to the Expiration Date and acceptance by the Purchasers for payment. Further, by tendering your Shares, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

- The Offer allows Shareholders the option to sell 'All or None' of their Shares, thereby allowing Shareholders the option to avoid proration if more than 200,000 Shares of a Class are tendered. See Section 2—Acceptance for Payment and Payment for Shares; Proration and Section 4—Withdrawal Rights; Automatic Withdrawal Option. The Purchasers may accept only a portion of the Shares tendered by a Shareholder if a total of more than 200,000 Shares of a Class are tendered and the Shareholder does not select the 'All or None' option.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. IF MORE THAN 200,000 SHARES OF A CLASS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASERS WILL ACCEPT FOR PURCHASE 200,000 SHARES OF SUCH CLASS FROM TENDERING SHAREHOLDERS (WHO DO NOT ELECT THE 'ALL OR NONE' OPTION) ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. A SHAREHOLDER MAY TENDER ANY OR ALL SHARES OWNED BY SUCH SHAREHOLDER.

The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, subject to the restriction below, (ii) upon the occurrence of any of the conditions specified in Section 13 of this Offer to Purchase and prior to the Expiration Date, to terminate the Offer and not accept for payment any Shares, and (iii) to amend the Offer in any respect prior to the expiration date. Notice of any such extension, termination, or amendment will promptly be disseminated to Shareholders in a manner reasonably designed to inform Shareholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

April 15, 2010

IMPORTANT

Any Shareholder desiring to tender any or all of such Shareholder's Shares should complete and sign the Assignment Form (a copy of which is enclosed with this Offer to Purchase) in accordance with the instructions in the Assignment Form and mail, deliver or telecopy the Assignment Form and any other required documents to MacKenzie Patterson Fuller, LP (the "Depositary"), an affiliate of certain of the Purchasers, at the address or facsimile number set forth below.


MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556
Telephone: 800-854-8357
Facsimile: 925-631-9119
E-Mail Address: offers@mpfi.com


Questions or requests for assistance or additional copies of this Offer to Purchase or the Assignment Form may be directed to the Purchasers at 1-800-854-8357.

—————————————————

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASERS OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE ASSIGNMENT FORM. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

—————————————————

The Corporation is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission ("Commission") relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's electronic data gathering and retrieval (EDGAR) system, at its internet web site at http://www.sec.gov/edgar/searchedgar/companysearch.html may be inspected at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

The Purchasers have filed with the Commission a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.

TABLE OF CONTENTS

SUMMARY TERM SHEET

The Purchasers are offering to purchase up to 200,000 Shares each of Class A, B-1, B-2, and B-3 for $17, $14, $13, and $12 per Share, respectively, in cash. The following are some of the questions that you, as a Shareholder of the Corporation, may have and answers to those questions. The information in this summary is not complete, and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Assignment Form.

WHO IS OFFERING TO BUY MY SECURITIES?

The offer to purchase your Shares is being made jointly by: MPF REIT Fund 1, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Fund 7, LLC; MP Value Fund 7, LLC; MPF Badger Acquisition Co., LLC; MPF Blue Ridge 1, LLC; MPF DeWaay Fund 8, LLC; MPF DeWaay Premier Fund 2, LLC; MPF ePlanning Opportunity Fund, LP; MPF Senior Note Program II, LP; Moraga Gold, LLC; RED Investments, LP; Steven Gold; Lapis Opportunities Funds I and II, LP; SCM Special Fund 2, LP; Sutter Opportunity Fund 4, LLC; and MacKenzie Patterson Fuller, LP. Each of the entity Purchasers is a real estate investment fund. MacKenzie Patterson Fuller, LP is the manager or general partner of the following entities: MPF REIT Fund 1, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Fund 7, LLC; MP Value Fund 7, LLC; MPF Badger Acquisition Co., LLC; MPF Blue Ridge 1, LLC; MPF DeWaay Fund 8, LLC; MPF DeWaay Premier Fund 2, LLC; MPF ePlanning Opportunity Fund, LP; MPF Senior Note Program II, LP; Moraga Gold, LLC; RED Investments, LP. Sutter Capital Management, LLC is the manager or general partner of SCM Special Fund 2, LP. Lapis-GP, LLC, an affiliate of MacKenzie Patterson Fuller, LP, is the general partner of Lapis Opportunities Funds I and II, LP. Steven Gold purchases real estate securities for his own account and is advised by MPF Advisers, LP, an affiliate of MacKenzie Patterson Fuller, LP. None of the Purchasers is affiliated with the Corporation or its management.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

We are seeking to purchase up to 200,000 Shares of each Class A, B-1, B-2, and B-3 common stock, which are the "Shares" issued to investors in the Corporation. Current Shareholders have $1/12^{th}$ of a Share of each Class A, B-1, B-2, and B-3 for each Share they held prior to the recapitalization, unless they have sold some Shares since the recapitalization in February.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

We are offering to pay $17, $14, $13, and $12 per Share for Class A, B-1, B-2, and B-3 Shares, respectively, net to you in cash, less the amount of any dividends declared or made with respect to the Shares between April 15, 2010, and the date the Offer expires. The Offer price would be reduced by the amount of dividends made or declared prior to the Expiration Date. Any dividends made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Assignment Form, be assigned by tendering Shareholders to the Purchasers. If you hold your Shares directly as the registered owner and you tender your Shares in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and the holder of your Shares tenders them on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult the broker, dealer, commercial bank, trust company or other nominee that holds your Shares to determine whether any charges will apply.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

If the total amount of Shares sought is purchased, the Purchasers' capital commitment will be approximately $11,200,000. The Purchasers have an aggregate of approximately $45 million in total assets at their disposal to fund payment to selling Shareholders. The Purchasers currently have sufficient funded capital, unrestricted lines of credit, and/or binding capital commitments to fund all of their commitments under this Offer and all other tender offers they may be presently making.

IS THE FINANCIAL CONDITION OF THE BIDDERS RELEVANT TO MY DECISION ON WHETHER TO TENDER IN THE OFFER?

Because this is a cash offer that is not conditioned on financing being available, and the Purchasers have more than adequate resources and no intention to take control of the Corporation, other information concerning the Purchasers' financial condition would seem to have little relevance to your decision.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

You will have at least until 11:59 p.m., Pacific Time, on June 1, 2010, to decide whether to tender your Shares in the Offer.

WILL ALL OF THE SHARES I TENDER BE ACCEPTED BY THE PURCHASERS?

The Purchasers desire to purchase up to 200,000 Shares of each Class of Shares. If the number of Shares validly tendered and not properly withdrawn on or prior to the Expiration Date for a given Class is less than or equal to 200,000, we will purchase all Shares so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 200,000 Shares of a given Class are so tendered and not withdrawn, we will accept for payment and pay for 200,000 Shares of such Class so tendered, pro rata according to the number of Shares of such Class so tendered, adjusted by rounding down to the nearest whole number of Shares of such Class tendered by each Shareholder to avoid purchases of fractional Shares, as appropriate. However, you have the option to sell 'All or None' of your Shares by checking the appropriate box on the Letter of Transmittal. If you check that box, we will only purchase your Shares if we can purchase all of your Shares; otherwise, you will be deemed to automatically withdraw your tender. See Section 2. Acceptance for Payment and Payment for Shares; Proration and Section 4. Withdrawal Rights.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

The Offer can be extended in our discretion.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

If we extend the offer, we will make a public announcement of the extension, not later than 9:00 a.m., Eastern Time, on the day after the day on which the Offer was scheduled to expire. You can check our website at www.mpfi.com (click on MPF Tenders) to see if it has been extended, or check the SEC's EDGAR database.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

There are no conditions to the offer based on a minimum number of Shares tendered, the availability of financing, or the success of the offer. However, we may not be obligated to purchase any Shares if certain conditions occur, such as legal or government actions which would prohibit the purchase. Furthermore, we are not obligated to purchase any Shares which are validly tendered if, among other things, there is a material adverse change in the Corporation or its business. Please see the discussion in Section 13, Conditions of the Offer, for a description of all conditions. Further, by tendering your Shares, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

WHEN WILL YOU PAY ME FOR THE SHARES I TENDER?

Upon the Expiration of the Offer and our acceptance of the Shares you tender, we will pay you upon confirmation from the Corporation that the Shares have been transferred. If your Shares are held by Depository Trust Company through your broker, this generally takes place immediately upon the close of the Offer. Otherwise, it can take several weeks depending upon the Company's transfer agent, which the Purchasers do not control.

HOW DO I TENDER MY SHARES?

To tender your Shares, you must deliver a completed Assignment Form, to the Depositary at: MacKenzie Patterson Fuller, LP, 1640 School Street, Moraga, California 94556 (Telephone: 800-854-8357; Facsimile Transmission: 925-631-9119), no later than the time the Offer expires.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

You can withdraw previously tendered Shares at any time until the Offer has expired and, if we have not agreed to accept your Shares for payment by June 14, 2010, you can withdraw them at any time after such time until we do accept your Shares for payment.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares.

WHAT DOES THE CORPORATION THINK OF THE OFFER?

The Purchasers have not sought the approval or disapproval of the Corporation. The Corporation may be expected to respond with the Corporation's position on the offer in the next two weeks.

WILL THE CORPORATION CONTINUE AS A PUBLIC COMPANY?

Yes. The Corporation reported approximately 74,000 holders of its outstanding Shares as of the date of its most recent annual report. This offer cannot cause the Corporation to fall below 300 Shareholders.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

The Purchasers do not anticipate that Shares held by non-tendering Shareholders will be affected by the completion of the offer.

WHAT ARE THE PURCHASERS' FUTURE INTENTIONS CONCERNING THE CORPORATION?

The Purchasers have no present intention to seek control of the Corporation or to change the management or operations of the Corporation. The Purchasers do not have any present intention to take action in connection with the liquidation of the Corporation or with any extraordinary transaction concerning the Corporation or its assets. Although the Purchasers do not have any present intention to take any action with respect to management or control of the Corporation, the Purchasers reserve the right, at an appropriate time, to exercise their rights as shareholders to vote on matters subject to a shareholder vote.

WHAT IS THE MARKET VALUE OF MY SHARES?

The Class A Shares trade on the New York Stock Exchange. Since they were listed on February 10, 2010, the Class A Shares have traded between $14.37 and $21.01 per Share, and the Shares have traded above $18 per Share since March 17, 2010. The Class A Shares closed at $20.10 per share on April 14, 2010. The Class B Shares will not trade on any market but will convert into Class A Shares on August 9, 2010, in the case of Class B-1, on November 7, 2010, in the case of Class B-2, and on January 30, 2011, in the case of Class B-3 (Annual Report on Form 10-K for the year ended December 31, 2009). The Purchasers' review of independent secondary market reporting publications such as The Stanger Report and The Direct Investments Spectrum (formerly The Partnership Spectrum), reported sales of Shares on secondary markets at $4.98 per Share during the Winter 2010 and sales of Shares on secondary markets at $5.19 per Share in Jan/Feb 2010, respectively, but these prices were before the reverse split and were for the Shares before the reclassification, so such prices would probably be approximately three times higher if occurring today, but there can be no assurance of that because the Class A Shares now trade on the NYSE, but the Class B Shares do not, which might cause them to trade at lower prices due to illiquidity. The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Purchaser does not know whether the foregoing information is accurate or complete. Although there can be no certainty as to the actual present value of the Shares, the Corporation has estimated that the Corporation could have an estimated net asset value of approximately $22.20 per Share. It should be noted that the Purchaser has not made an independent appraisal of the Shares or the Corporation's properties, and is not qualified to appraise real estate. Furthermore, there can be no assurance that the Corporation's estimate accurately reflects an approximate value of the Shares or that the actual amounts that may be realized by Shareholders for the may not vary substantially from this estimate.

TO WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

You can call MacKenzie Patterson Fuller, LP, toll-free, at 800-854-8357.

To the Shareholders of PIEDMONT OFFICE REALTY TRUST, INC.:

INTRODUCTION

The Purchasers hereby offer to purchase 200,000 Shares each of Class A, B-1, B-2, and B-3 for $17, $14, $13, and $12 per Share, respectively ("Offer Price"), less the amount of any dividends declared or paid with respect to the Shares between April 15, 2010, and the Expiration Date, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. The Purchasers are unaware of any dividends declared or paid since April 15, 2010. Shareholders who tender their Shares will not be obligated to pay any Corporation transfer fees, or any other fees, expenses or commissions in connection with the tender of Shares, unless such a fee or commission is charged by the tendering Shareholder's broker, dealer, commercial bank, trust company or other nominee. The Purchasers will pay all such costs and all charges and expenses of the Depositary, an affiliate of certain of the Purchasers, as depositary in connection with the Offer.

For further information concerning the Purchasers, see Section 11 below and Schedule I. None of the Purchasers or the Depositary is affiliated with the Corporation or the Corporation's management. The address of the Corporation's principal executive offices is 11695 Johns Creek Parkway, Ste. 350, Johns Creek, Georgia 30097, and its phone number is (770) 418-8800

Establishment of the Offer Price

The Purchasers have set the Offer Price $17, $14, $13, and $12 per Class A, B-1, B-2, and B-3 Share, respectively, less the amount of any dividends declared or made with respect to the Shares between April 15, 2010, and the Expiration Date. In determining the Offer Price, the Purchasers analyzed a number of quantitative and qualitative factors, including: (i) the lack of a secondary market for resales of the Class B Shares, and the resulting lack of liquidity; (ii) the estimated value of the Corporation's real estate assets; and (iii) the costs to the Purchasers associated with acquiring the Shares.

The Corporation has listed the Class A Shares on the NYSE. The lack of any public market for the sale of Class B Shares means that Shareholders have limited alternatives if they seek to sell their Shares. As a result of such limited alternatives for Shareholders, the Purchasers may not need to offer as high a price for the Shares as they would otherwise. On the other hand, the Purchasers take a greater risk in establishing a purchase price as there is no prevailing market price to be used for reference and the Purchasers themselves will have limited liquidity for the Shares upon consummation of the purchase for the Class B Shares. For the Class A Shares, the Purchasers run the risk that the market price may decline below the Offer Price. The Purchasers' review of independent secondary market reporting publications such as The Stanger Report and The Direct Investments Spectrum (formerly The Partnership Spectrum), reported sales of Shares on secondary markets at $4.98 during the Winter 2010 and sales of Shares on secondary markets at $5.19 per Share in Jan/Feb 2010, respectively, but these prices were before the reverse split and were for the Shares before the reclassification, so such prices would probably be approximately three times higher if occurring today. The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Purchaser does not know whether the foregoing information is accurate or complete. Although there can be no certainty as to the actual present value of the Shares, the Corporation has estimated that the Corporation could have an estimated net asset value of approximately $22.20 per Share. It should be noted that the Purchaser has not made an independent appraisal of the Shares or the Corporation's properties, and is not qualified to appraise real estate. Furthermore, there can be no assurance that the Corporation's estimate accurately reflects an approximate value of the Shares or that the actual amounts that may be realized by Shareholders for the may not vary substantially from this estimate.

The Purchasers are offering to purchase Shares and are not offering to purchase the Corporation's underlying assets. The underlying asset value of the Corporation is only one factor used by the Purchaser in arriving at the Offer Price. However, in the absence of significant trading price information for the Class B Shares, the Corporation's estimate of the net asset value of the Corporation may be relevant to Shareholders' review of the Offer Price. The Corporation estimated that the Shares are worth approximately $22.20 (the "Estimated Net Asset Value") (See the Form S-11/A filing from January 28, 2010). The Corporation has within the past few years disclosed several material events, including: (i) Shareholder approval of the acquisition of the Corporation's advisor companies; (ii) that the Corporation's Class B Shares will not be listed at the same time as the Class A Shares; and (iii) that the Corporation has redeemed all the Shares it can in 2009 under its share redemption program. The Purchaser believes that these events will likely lead to a decrease in liquidity for the Shares.

The Offer Price represents the price at which the Purchaser is willing to purchase Shares. The Purchaser arrived at the Offer Price by applying an approximate a liquidity discount to the Estimated Net Asset Value of the Corporation's assets. The Purchaser used such discounts because such a discount would meet the return targets based on the estimated time frame to potentially reach the Estimated Net Asset Value but nevertheless result in a significant number of shareholders choosing to sell. The Purchaser applies such a discount with the intention of making a profit by holding on to the Shares until the Corporation is liquidated or sold, or until they can be sold on the NYSE, at a per-share price that is hopefully at close to the full Estimated Net Asset Value. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the

Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness. Other measures of the value of the Shares may be relevant to Shareholders. Shareholders are urged to consider carefully all of the information contained herein and consult with their own advisers, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Shares.

The Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers. Nevertheless, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in purchasing 200,000 Shares of each Class pursuant to this Offer, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Shares include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of real estate interests, actions by unrelated parties to tender for or purchase Shares, the status of and changes and trends in the Corporation's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

General Background Information

Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Corporation or its management, has been derived from information provided in reports filed by the Corporation with the Securities and Exchange Commission. Tendering Shareholders will not be obligated to pay transfer fees, brokerage fees, or commissions on the sale of the Shares to the Purchasers pursuant to the Offer. The Purchasers will pay all charges and expenses incurred in connection with the Offer. Tendering Shareholders should contact their broker, dealer, commercial bank, trust company or other nominees to determine if a fee or commission will be charged by such nominee for tendering on behalf of the Shareholder. The Purchasers desire to purchase up to 200,000 Shares of each Class. If the number of Shares of a given Class validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 200,000, we will purchase all Shares so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 200,000 Shares of a Class are so tendered and not withdrawn, we will accept for payment and pay for 200,000 Shares so tendered, pro rata according to the number of Shares so tendered, adjusted by rounding down to the nearest whole number of Shares tendered by each Shareholder to avoid purchases of fractional Shares, as appropriate. However, you have the option to sell 'All or None' of your Shares by checking the appropriate box on the Assignment Form. If you check that box, we will only purchase your Shares if we can purchase all of your Shares; otherwise, you will be deemed to automatically withdraw your tender. See Section 2. Acceptance for Payment and Payment for Shares; Proration and Section 4. Withdrawal Rights.

If, prior to the Expiration Date, the Purchasers increase the consideration offered to Shareholders pursuant to the Offer, such increased consideration will be paid with respect to all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration. Shareholders are urged to read this Offer to Purchase and the accompanying Assignment Form carefully before deciding whether to tender their Shares.

TENDER OFFER

Section 1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, the Purchasers will accept for payment and pay for Shares validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 11:59 p.m., Pacific Time, on June 1, 2010, unless and until the Purchasers shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchasers, shall expire.

The Offer is conditioned on satisfaction of certain conditions. See Section 13, which sets forth in full the conditions of the Offer. The Purchasers reserve the right (but shall not be obligated), in their sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchasers reserve the right (but shall not be obligated) to (i) decline to purchase any of the Shares tendered, terminate the Offer and return all tendered Shares to tendering Shareholders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Shares validly tendered, (iii) extend the Offer and, subject to the right of Shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer. Notwithstanding the foregoing, upon the expiration of the Offer, if all conditions are either satisfied or waived, the Purchasers will promptly pay for all validly tendered Shares upon the confirmation from the Corporation that the Shares have been transferred to us, and the Purchasers do not intend to imply that the foregoing rights of the Purchasers would permit the Purchasers to delay payment for validly tendered Shares following expiration.

The Purchasers do not anticipate and have no reason to believe that any condition or event will occur that would prevent the Purchasers from purchasing tendered Shares as offered herein. Further, by tendering your Shares, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject

yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs. However, by so doing, you are not waiving any of your rights under the federal securities laws or any rule or regulation thereunder.

Section 2. Acceptance for Payment and Payment for Shares; Proration. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchasers will accept for payment, and will pay for, Shares validly tendered and not withdrawn in accordance with Section 4, promptly following the Expiration Date and upon confirmation from the Corporation that the Shares have been transferred to us. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Assignment Form (or facsimile thereof) and any other documents required by the Assignment Form. Based upon the Purchasers' experience, confirmation will generally occur immediately upon the close of the Offer in the case of Shares held by Depository Trust Company and, otherwise, 14 days after the transfer agent's receipt of the documentation described in the instructions provided with the Assignment Form.

The Purchasers desire to purchase up to 200,000 Shares of each Class. If the number of Shares of a Class validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 200,000, we will purchase all Shares so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 200,000 Shares of a Class are so tendered and not withdrawn, we will accept for payment and pay for 200,000 Shares so tendered, pro rata according to the number of Shares of the Class so tendered, adjusted by rounding down to the nearest whole number of Shares of the Class tendered by each Shareholder to avoid purchases of fractional Shares, as appropriate. Pro-ration will occur based upon the aggregate number of Shares tendered in each Class, and such pro-ration may occur in some Classes and not others.

In the event that proration is required, because of the difficulty of immediately determining the precise number of Shares to be accepted, the Purchasers will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. The Purchasers will not pay for any Shares tendered until after the final proration factor has been determined. For purposes of the Offer, the Purchasers shall be deemed to have accepted for payment (and thereby purchased) tendered Shares when, as and if the Purchasers give oral or written notice to the Depositary of the Purchasers' acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will in all cases be made by deposit of the Offer Price with the Depositary, which will act as agent for the tendering Shareholders for the purpose of receiving payment from the Purchasers and transmitting payment to tendering Shareholders.

Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment. If any tendered Shares are not purchased for any reason (other than due to proration as described above), the Assignment Form with respect to such Shares not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Shares tendered pursuant to the Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchasers' rights under Section 13, the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Shares and such Shares may not be withdrawn (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the Shares deposited by or on behalf of the Shareholder promptly after the termination or withdrawal of a tender offer), except to the extent that the tendering Shareholders are entitled to withdrawal rights as described in Section 4. If, prior to the Expiration Date, the Purchasers shall increase the consideration offered to Shareholders pursuant to the Offer, such increased consideration shall be paid for all Shares accepted for payment pursuant to the Offer, whether or not such Shares were tendered prior to such increase.

Section 3. Procedures for Tendering Shares.

Valid Tender. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Assignment Form (a copy of which is enclosed with this Offer to Purchase) with any other documents required by the Assignment Form must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Shareholder may tender any or all Shares owned by such Shareholder.

In order for a tendering Shareholder to participate in the Offer, Shares must be validly tendered and not withdrawn prior to the Expiration Date, which is 11:59 p.m., Pacific Time, on June 1, 2010, or such date to which the Offer may be extended. The method of delivery of the Assignment Form and all other required documents is at the option and risk of the tendering Shareholder and delivery will be deemed made only when actually received by the Depositary.

Backup Federal Income Tax Withholding. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Shares purchased pursuant to the Offer, a tendering Shareholder must provide the Depositary with such Shareholder's correct taxpayer identification number and make certain certifications that such Shareholder is not subject to backup federal income tax withholding. Each tendering Shareholder must insert in the Assignment Form the Shareholder's taxpayer identification number or social security number in the space provided on the front of the Assignment Form. The Assignment Form also includes a substitute Form W-9, which contains the certifications referred to above. (See the Instructions to the Assignment Form.)

Other Requirements. By executing an Assignment Form as set forth above, a tendering Shareholder irrevocably appoints the designees of the Purchasers as such Shareholder's proxies, in the manner set forth in the Assignment Form, each with full power of substitution, to the full extent of such Shareholder's rights with respect to the Shares tendered by such Shareholder and accepted for payment by the Purchasers. Such appointment will be effective when, and only to the extent that, the Purchasers accept such Shares for payment. Upon such acceptance for payment, all prior proxies given by such Shareholder with respect to such Shares will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchasers will, with respect to such Shares, be empowered to exercise all voting and other rights of such Shareholder as they in their sole discretion may deem proper at any meeting of Shareholders, by written consent or otherwise. In addition, by executing an Assignment Form, a Shareholder also assigns to the Purchasers all of the Shareholder's rights to receive dividends from the Corporation with respect to Shares which are accepted for payment and purchased pursuant to the Offer, other than those dividends declared or paid during the period commencing on the Offer Date and terminating on the Expiration Date.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares pursuant to the procedures described above will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. The Purchasers reserve the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Shares tendered may, in the opinion of the Purchasers' counsel, be unlawful. The Purchasers also reserve the right to waive any defect or irregularity in any tender with respect to any particular Shares of any particular Shareholder, and the Purchasers' interpretation of the terms and conditions of the Offer (including the Assignment Form and the Instructions thereto) will be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Shares or will incur any liability for failure to give any such notification.

A tender of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering Shareholder and the Purchasers upon the terms and subject to the conditions of the Offer, including the tendering Shareholder's representation and warranty that (i) such Shareholder owns the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Share complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Shareholders who have granted options to sell or purchase the Shares, hold option rights to acquire such securities, maintain "short" positions in the Shares (i.e., have borrowed the Shares) or have loaned the Shares to a short seller. A Shareholder will be deemed to tender Shares in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Shares and the holder (i) delivers the Shares pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Transmittal Letter).

Section 4. Withdrawal Rights. Except as otherwise provided in this Section 4, all tenders of Shares pursuant to the Offer are irrevocable, provided that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time on or after June 14, 2010.

For withdrawal to be effective a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the attached Assignment Form. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and must be signed by the person(s) who signed the Assignment Form in the same manner as the Assignment Form was signed. If purchase of, or payment for, Shares is delayed for any reason or if the Purchasers are unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchasers' rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Purchasers and may not be withdrawn except to the extent that tendering Shareholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. Neither the Purchasers, nor the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any Shares properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Shares may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

Automatic Withdrawal Option. Shareholders may indicate, by checking a box on the Assignment Form (the 'All or None Box'), that they only wish to sell their Shares if they will be able to sell all of their Shares, without any proration. If at any time during the day of the Expiration Date more than 200,000 Shares of a Class have been properly tendered, unless the Purchaser amends the Offer to increase the number of Shares to be purchased, the Purchaser will deem all Shares of such Class from Shareholders that checked the All or None Box to be withdrawn and not validly tendered for purposes of the Offer. Neither the Purchaser nor any other person will be under any duty to give any notice that such automatic withdrawal will occur. Shareholders may change their election whether or not to check the All or None Box at any time on or prior to the Expiration Date by submitting a new Assignment Form with their preferred election, in the manner described in Section 3 herein.

Section 5. Extension of Tender Period; Termination; Amendment. The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares by giving oral or written notice of such extension to the Depositary, (ii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, to terminate the Offer and not accept for payment any Shares by giving oral or written notice of such termination to the Depositary, and (iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Shares being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Depositary prior to the Expiration Date. Any extension, termination, or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchasers may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchasers will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a press release. The Purchasers may also be required by applicable law to disseminate to Shareholders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer. The Purchasers will not provide a subsequent offering period following the Expiration Date.

If the Purchasers extend the Offer, or if the Purchasers (whether before or after its acceptance for payment of Shares) are delayed in their payment for Shares or are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchasers, and such Shares may be withdrawn to the extent tendering Shareholders are entitled to withdrawal rights as described in Section 4 (generally, if notice of withdrawal is given to the Depositary prior to the Expiration Date). However, the ability of the Purchasers to delay payment for Shares that the Purchasers have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer, except that the Purchasers may delay payment until they receive confirmation from the Corporation that the Shares have been transferred to us.

If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through midnight, Pacific Time. Any material change in the terms of the Offer will be published, sent, or given to you in a manner reasonably designed to inform you of such change; in most cases we will mail you supplemental materials.

Section 6. Material Federal Income Tax Consequences. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Shareholders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. **EACH SHAREHOLDER TENDERING SHARES SHOULD CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH SHAREHOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.**

Gain or Loss. A taxable Shareholder will recognize a gain or loss on the sale of such Shareholder's Shares in an amount equal to the difference between (i) the amount realized by such Shareholder on the sale and (ii) such Shareholder's tax basis in the Shares sold. If the Shareholder reports a loss on the sale, such loss generally could not be currently deducted by such Shareholder except against such Shareholder's capital gains from other investments.

The tax basis in the Shares of a Shareholder will depend upon individual circumstances. Each Shareholder who plans to tender hereunder should consult with the Shareholder's own tax advisor as to the Shareholder's tax basis in the Shareholder's Shares and the resulting tax consequences of a sale. A tax-exempt Shareholder (other than an organization described in Code Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Shares pursuant to the Offer, assuming that such Shareholder does not hold its Shares as a "dealer" and has not acquired such Shares with debt financed proceeds.

Section 7. Effects of the Offer.

Limitations on Resales. The Purchasers do not believe the provisions of the Corporation's Articles of Incorporation should restrict transfers of Shares pursuant to the Offer.

Effect on Trading Market. If a substantial number of Shares are purchased pursuant to the Offer the result would be a reduction in the number of Shareholders. Reducing the number of security holders in certain kinds of equity securities might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. However, because the Offer is for a limited number of Shares compared to the total outstanding Shares, there is unlikely to be any significant effect on the trading market. Therefore, the Purchasers do not believe a reduction in the number of Shareholders will materially further restrict the Shareholders' ability to find purchasers for their Shares through market transactions now or in the future.

Voting Power of Purchasers. The Purchaser is seeking a maximum of approximately 0.39% of the Class A Shares and 0.5% of each of the Class B Shares of the Corporation hereunder, so the Purchaser will not obtain a controlling voting interest in matters subject to a shareholder vote (even considering its current ownership). The Corporation holds annual meetings to elect directors and conduct other business. Votes of Shareholders might also be solicited for matters affecting the fundamental structure of the Corporation. A Shareholder who tenders Shares to the Purchaser grants a proxy to the Purchaser as of the date of acceptance of the tender, granting the Purchaser the right to vote such Shares in its sole discretion as to any matters for which the Corporation has established a record date prior to the time such. Shares are transferred by the Corporation to the Purchaser. The Purchaser reserves the right to exercise any and all rights it might hold in the event that any vote is called by the Corporation, or if, in the future, changes in circumstances would dictate that it or other shareholders exercise their right to vote.

Section 8. Future Plans. Following the completion of the Offer, the Purchasers, or their affiliates, may acquire additional Shares. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Shares purchased pursuant to the Offer. The Purchasers are seeking to purchase a total of 200,000 Shares of each Class. If the Purchasers acquire fewer than 200,000 Shares of a Class pursuant to the Offer, the Purchasers may seek to make further purchases on the open market at prevailing prices, or solicit Shares pursuant to one or more future tender offers at the same price, a higher price or, if the Corporation's circumstances change, at a lower price. Alternatively, the Purchasers may discontinue any further purchases of Shares after termination of the Offer, regardless of the number of Shares purchased. The Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers. Nevertheless, as noted above, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in purchasing 200,000 Shares of each Class in this Offer, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Shares include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of real estate interests, or actions by unrelated parties to tender for or purchase Shares, the status of and changes and trends in the Corporation's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

The Purchasers are acquiring the Shares pursuant to the Offer solely for investment purposes. The Purchasers have no present intention to seek control of the Corporation or to change the management or operations of the Corporation. The Purchasers do not have any present intention to take any action in connection with the liquidation of the Corporation. The Purchasers nevertheless reserve the right, at an appropriate time, to exercise their rights as shareholders to vote on matters subject to a shareholder vote. Except as expressly set forth herein, the Purchasers have no present intention to seek control of the Corporation, to cause the Corporation to engage in any extraordinary transaction, to cause any purchase, sale or transfer of a material amount of the assets of any Corporation, to make any change in the dividend policies, indebtedness or capitalization of any Corporation or to change the structure, management or operations of the Corporation, the listing status of the Shares or the reporting requirements of the Corporation.

Section 9. The Business of the Corporation. For information about the Corporation, please refer to the annual report prepared by the Corporation which was sent to you earlier, particularly Item 2 of Form 10-K, the Quarterly Reports on Form 10-Q, and any other materials sent to you by the Corporation. These documents contain updated information concerning the Corporation, including detailed information regarding the properties owned, including mortgages, rental rates, operations, management, and taxes. In addition, the Corporation is subject to the information and reporting requirements of the Exchange Act and information about the Corporation can be obtained on the Commission's EDGAR system, at its internet web site at www.sec.gov, and are available for inspection at the Commission's principal office in Washington, D.C.

Section 10. Conflicts of Interest. The Depositary is affiliated with certain Purchasers. Therefore, by virtue of this affiliation, the Depositary may have inherent conflicts of interest in acting as Depositary for the Offer. The Depositary's role is administrative only, however, and any conflict of interest should not be deemed material to Shareholders.

Section 11. Certain Information Concerning the Purchasers. The Purchasers are MPF REIT Fund 1, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Fund 7, LLC; MP Value Fund 7, LLC; MPF Badger Acquisition Co., LLC; MPF Blue Ridge 1, LLC; MPF DeWaay Fund 8, LLC; MPF DeWaay Premier Fund 2, LLC; MPF ePlanning Opportunity Fund, LP; MPF Senior Note Program II, LP; Moraga Gold, LLC; RED Investments, LP; Steven Gold; Lapis Opportunities Funds I and II, LP; SCM Special Fund 2, LP; Sutter Opportunity Fund 4, LLC. For information concerning the Purchasers and their respective principals, please refer to Schedule I attached hereto. The principal business of each of the Purchasers is investment in securities, particularly real estate-based securities. The principal business address of each of the Purchasers is 1640 School Street, Moraga, California 94556.

The Purchasers have made binding commitments to contribute and have available sufficient amounts of capital necessary to fund the acquisition of all Shares subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchasers. The Purchasers are not public companies and have not prepared audited financial statements or financial statements prepared in accordance with generally accepted accounting principles. MacKenzie Patterson Fuller, LP and its affiliates have been in the business of purchasing illiquid real estate securities, both in open market transactions and by means of tender offers, since 1982 and have acquired more than $170 million in such securities for affiliated portfolios during the last ten years. The Purchasers have aggregate assets that are more than sufficient to fund their collective obligation to purchase Shares in this Offer and any other outstanding tender offers.

Except as otherwise set forth herein, (i) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers beneficially owns or has a right to acquire any Shares, (ii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares within the past 60 days, (iii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Corporation, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers or, to the best knowledge of the Purchasers, the persons listed on Schedule I, or any affiliate of the Purchasers on the one hand, and the Corporation or its affiliates, on the other hand, (v) there have been no contracts, negotiations or transactions between the Purchasers, or to the best knowledge of the Purchasers any affiliate of the Purchasers on the one hand, the persons listed on Schedule I, and the Corporation or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) no person listed on Schedule I has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and (vii) no person listed on Schedule I has been a party to any judicial or administrative proceeding during the past five years (except for matters dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Purchasers reserve the right to transfer or assign to one or more of the Purchasers' affiliates, in whole or from time to time in part, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve the Purchasers of their obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

Section 12. Source of Funds. The Purchasers expect that approximately $11,200,000 would be required to purchase 200,000 Shares of each Class, if tendered, and an additional $200,000 may be required to pay related fees and expenses. The

Purchasers anticipate funding all of the purchase price and related expenses through their existing capital, lines of credit, and assets. The cash and liquid securities necessary to complete the entire purchase are readily available and are committed to that purpose. Accordingly, there are no financing arrangements to fall through and no alternative financing plans.

Section 13. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchasers shall not be required to accept for payment or to pay for any Shares tendered unless all authorizations or approvals of, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer shall have been obtained or occurred on or before the Expiration Date. As of the Offer Date, the Purchasers are unaware of any such required authorizations, approvals, or waiting periods relating to this Offer.

The Purchasers shall not be required to accept for payment or pay for any Shares and may terminate or amend the Offer as to such Shares if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

(a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Shares by the Purchasers, (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Purchasers pursuant to the Offer or otherwise on all matters properly presented to the Corporation's Shareholders, (iii) requires divestiture by the Purchasers of any Shares, (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer (see the discussion of such benefits in the Summary Term Sheet and Introduction sections of the Offer to Purchase) or (v) materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchasers or the Corporation, in the reasonable judgment of the Purchasers;

(b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which will, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Corporation, which, in the reasonable judgment of the Purchasers, is or will be materially adverse to the Corporation, or the Purchasers shall have become aware of any fact that, in the reasonable judgment of the Purchasers, does or will have a material adverse effect on the value of the Shares;

(d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(e) it shall have been publicly disclosed or the Purchasers shall have otherwise learned that (i) more than fifty percent of the outstanding Shares have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Shares beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Shares.

The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers or may be waived by the Purchasers in whole or in part at any time and from time to time prior to the Expiration Date in their sole exercise of reasonable discretion, and the Offer will remain open for a period of at least five business days following any such waiver of a material condition. However, if we waive a certain condition for one tendering Shareholder, we will waive that condition for all Shareholders tendering Shares. Any determination by the Purchasers concerning the events described above will be final and binding upon all parties, subject, of course, to the parties' ability to seek review of any contested determination by an arbitrator pursuant to Section 16.

Section 14. Certain Legal Matters.

General. Except as set forth in this Section 14, the Purchasers are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Shares by the Purchasers pursuant to the Offer. Should any such approval or other action be required, it is the Purchasers' present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Shares tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Corporation's business, or that certain parts of the Corporation's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchasers to elect to terminate the Offer without purchasing Shares thereunder. The Purchasers' obligation to purchase and pay for Shares is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

Antitrust. The Purchasers do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Shares pursuant to the Offer.

Margin Requirements. Regulations T, U and X (the "Margin Regulations") of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock if the credit is secured directly or indirectly by margin stock. We will ensure that the financing of the acquisition of the Shares is in compliance with the Margin Regulations.

State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. The Purchasers are not seeking a controlling block of Shares or such a number of Shares as to fall within these state statutes and, therefore, do not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

Although the Purchasers have not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchasers reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer or any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchasers might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchasers may not be obligated to accept for purchase or pay for any Shares tendered.

Section 15. Fees and Expenses. The Purchasers have retained MacKenzie Patterson Fuller, LP, an affiliate of certain Purchasers, to act as Depositary in connection with the Offer. The Purchasers will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchasers will also pay all costs and expenses of printing, publication and mailing of the Offer and all costs of transfer.

Section 16. Miscellaneous. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) SHAREHOLDERS IN ANY STATE IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASERS ARE NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

No person has been authorized to give any information or to make any representation on behalf of the Purchasers not contained herein or in the Assignment Form and, if given or made, such information or representation must not be relied upon as having been authorized.

Further, by tendering your Shares, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

April 15, 2010

THE PURCHASERS AND THEIR RESPECTIVE PRINCIPALS

The Purchasers are MPF REIT Fund 1, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Fund 7, LLC; MP Value Fund 7, LLC; MPF Badger Acquisition Co., LLC; MPF Blue Ridge 1, LLC; MPF DeWaay Fund 8, LLC; MPF DeWaay Premier Fund 2, LLC; MPF ePlanning Opportunity Fund, LP; MPF Senior Note Program II, LP; Moraga Gold, LLC; RED Investments, LP; Steven Gold; Lapis Opportunities Funds I and II, LP; SCM Special Fund 2, LP; Sutter Opportunity Fund 4, LLC; and MacKenzie Patterson Fuller, LP. Each of the entity Purchasers is organized as a limited liability company or limited partnership. MacKenzie Patterson Fuller, LP is the manager or general partner of the following entities: MPF REIT Fund 1, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Fund 7, LLC; MP Value Fund 7, LLC; MPF Badger Acquisition Co., LLC; MPF Blue Ridge 1, LLC; MPF DeWaay Fund 8, LLC; MPF DeWaay Premier Fund 2, LLC; MPF ePlanning Opportunity Fund, LP; MPF Senior Note Program II, LP; Moraga Gold, LLC; RED Investments, LP. Sutter Capital Management, LLC is the manager or general partner of SCM Special Fund 2, LP. Lapis-GP, LLC, an affiliate of MacKenzie Patterson Fuller, LP, is the general partner of Lapis Opportunities Funds I and II, LP. BC-GP, Inc. is the general partner of MacKenzie Patterson Fuller, LP.The names of the controlling persons and executive officers of MacKenzie Patterson Fuller, LP and Sutter Capital Management, LLC are set forth below. Sutter Capital Management, LLC is wholly owned by MPF Advisers, LP, an affiliate of MacKenzie Patterson Fuller, LP. The Purchasers have jointly made the offer and are jointly and severally liable for satisfying its terms. Other than the foregoing, the Purchasers' relationship consists of an informal agreement to share the costs associated with making the offer and to allocate any resulting purchases of Shares among them in such manner and proportions as they may determine in the future. Each of the entities is organized in California. The Purchasers intend, if the Offer is fully subscribed, to allocate the Shares among themselves as follows: SCM Special Fund, LP will receive 35% of all Shares tendered, Lapis Opportunities Funds will receive 10% and 25%, respectively, Moraga Gold, LLC and Steven Gold will each receive 2%, and all the other purchasers will receive approximately 3%. We will determine modifications to this allocation based upon the number of Shares tendered. Priority is given to Purchasers which already hold Shares, then to Purchasers which raised capital first, then to the remaining Purchasers in equal shares. Shares will be allocated according to this priority until the maximum number of Shares listed above are allocated to Purchasers within a given priority, then Shares will be allocated similarly among Purchasers in the next level of priority, until all Shares are allocated.

MacKenzie Patterson Fuller, LP

The names of the controlling persons and executive officers of MacKenzie Patterson Fuller, LP are set forth below. Each individual is a citizen of the United States of America. The principal business address of MacKenzie Patterson Fuller, LP, each Purchaser, and each individual is 1640 School Street, Moraga, California 94556, and the business telephone number for each is 925-631-9100. The general partner is BC-GP, Inc., a California corporation owned by the limited partners.

C.E. Patterson is President and controlling person of MacKenzie Patterson Fuller, LP, which acts as manager and general partner of a number of real estate investment vehicles, and has served in those positions since January 1989. In 1981, Mr. Patterson founded Patterson Financial Services, Inc. (now MPF Advisers, LP), a registered investment adviser ("MPFA"), with Berniece A. Patterson, as a financial planning firm, and he has served as its President since that date. Mr. Patterson founded Patterson Real Estate Services, a licensed California Real Estate Broker, in 1982. As President of MPFA, Mr. Patterson is responsible for all investment counseling activities. He supervises the analysis of investment opportunities for the clients of the firm. Mr. Patterson previously served as president of Host Funding, Inc., an owner of lodging properties, from December 1999 through 2003. Mr. Patterson is also an officer and controlling shareholder of Cal-Kan, Inc., a closely held real estate investment company. Mr. Patterson, through his affiliates, manages a number of investment and real estate companies.

Berniece A. Patterson is a controlling person of MacKenzie Patterson Fuller, LP and has served in that capacity since its formation in 1988. In 1981, Ms. Patterson and C.E. Patterson established MPFA. She has served as controlling person and Secretary of MPFA since that date. Her responsibilities with MPFA include oversight of administrative matters and monitoring of past projects underwritten by MPFA. Since October 1990, Ms. Patterson has been responsible for the day-to-day operations of two nursing homes and over 200 employees.

Glen W. Fuller became senior vice president and a controlling person of MacKenzie Patterson Fuller, LP in May 2000. Since 2004 he has been a controlling person and vice president of MPFA, and is a senior vice president and controlling person of Sutter Capital Management, LLC. Prior to becoming senior vice president, from August 1998 to April 2000, he was with MacKenzie Patterson Fuller, LP as a portfolio manager and research analyst. From December 1999 to 2003, Mr. Fuller served as an officer and director of Host Funding, Inc. Prior to joining MacKenzie Patterson Fuller, LP, from May 1996 to July 1998, Mr. Fuller ran the over-the-counter trading desk for North Coast Securities Corp. (previously Morgan Fuller Capital Group) with responsibility for both the proprietary and retail trading desks. Mr. Fuller was also the registered options principal and registered municipal bond principal for North Coast Securities, a registered broker dealer. Mr. Fuller was formerly a NASD-registered options principal and registered bond principal, and he held his NASD Series 7, general securities license (now inactive). Mr. Fuller has also spent time working on the floor of the New York Stock Exchange as a trading clerk and on the floor of the Pacific Stock Exchange in San Francisco as an assistant specialist for LIT America.

Chip Patterson is senior vice president, general counsel, and a controlling person of the MacKenzie Patterson Fuller, LP, MPFA, and Sutter Capital Management, LLC. Prior to joining MacKenzie Patterson Fuller, LP in July 2003, he was a securities and corporate finance attorney with the national law firm of Davis Wright Tremaine LLP from August 2000 to January 2003. From August 1997 to May 2000 he attended the University of Michigan Law School, where he graduated *magna cum laude* with a Juris Doctor Degree. Prior to law school, Chip Patterson taught physics, chemistry, and math at the high school level for three years, from June 1994 to June 1997. He graduated with *high distinction* and *Phi Beta Kappa* from the University of California at Berkeley with a Bachelor of Arts Degree in Political Science. He also has prior experience in sales, retail, and banking.

Christine Simpson is senior vice president of MacKenzie Patterson Fuller, LP, MPFA, and Sutter Capital Management, LLC, and is responsible for the day-to-day management of research and securities purchases and sales on behalf of the entities managed by MacKenzie Patterson Fuller, LP Ms. Simpson has served in that position since January 1997; from January 1994 until her promotion to vice president, she was a research analyst with MacKenzie Patterson Fuller, LP She joined MacKenzie Patterson Fuller, LP as an administrative assistant in July 1990. Ms. Simpson received her Bachelor of Arts degree in Management from Saint Mary's College of California in May 2005, her Master of Science in Financial Analysis and Investment Management from Saint Mary's College of California in October 2006, and her Master of Business Administration degree from Saint Mary's College of California in June 2008.

Robert E. Dixon is senior vice president and a controlling person of MPFA and MacKenzie Patterson Fuller, LP, is the president of Sutter Capital Management, LLC, and served as an officer and director of Sutter Holding Company, Inc. from March 2002 to October 2006. Mr. Dixon received his Bachelor's degree in economics from the University of California at Los Angeles in 1992. He worked for Lehman Brothers, Inc. in equity sales and trading during 1993 and 1994. From October 1994 to June, 1996 he worked for MacKenzie Patterson, Inc. as a securities research analyst. Mr. Dixon became a Chartered Financial Analyst in 1996, and received his Master of Business Administration degree from Cornell University in 1998. In July of 1998 he began buying and selling securities for his own account and those of the entities he controlled, and he was principally engaged in that activity until May 2005, when he rejoined MPFA. Mr. Dixon was a registered representative of North Coast Securities from 1994 through 1997.

Steven Gold

Steven Gold, a California attorney, has been working during the last five years analyzing investments on behalf of the David B. Gold Foundation, a charitable foundation for which he is the Treasurer.   The business address of the Foundation is 44 Montgomery Street, Suite 3750, San Francisco, California 94104. Mr. Gold is a U.S. citizen. In addition, he has participated in starting a number of business ventures, including T/O devices and an import/export company.

Assignment Form

Please complete this form and send it back to us in the prepaid envelope.
Include a **copy of your Driver's License** so we can obtain a Medallion Signature Guarantee, or have that done.
If you have any questions, please call us at (925) 631-9100. Please return to 1640 School Street, Moraga CA 94556.

1. Complete or Correct Name and Address Information if Necessary

Piedmont Office Realty Trust, Inc. Purchase Offer

Name: _____

Address: _____

City, State, ZIP: _____

Price: $17 per Class A Share
$14 per Class B-1 Share
$13 per Class B-2 Share
$12 per Class B-3 Share

Offer Expires: June 1, 2010

2. Shares you wish to sell of each Class: ☐ All of my Shares of all Classes

☐ All or _____ (Quantity) of my Class A Shares ☐ All or _____ (Quantity) of my Class B-1 Shares

☐ All or _____ (Quantity) of my Class B-2 Shares ☐ All or _____ (Quantity) of my Class B-3 Shares

☐ SELL ALL OR NONE (check this box if you wish to sell your Shares ONLY if ALL your Shares will be purchased).

3. Fill out where applicable, signing to indicate your agreement to the terms of the Offer and the terms on the reverse side of this form.

Owner & Custodian Information	Medallion (office use)
Owner* Name: _____ Date _____ Signature: _____ Social Security #: _____ Email Address: _____ Phone Number: _____	
Co-Owner(s) (if applicable) Name(s): _____ Date _____ Signature(s): _____	
Custodian (if applicable; MPF will obtain) Name: _____ Date _____ Signature: _____ IRA or Tax #: _____ Phone Number: _____	

* If signature is by trustee(s), executor(s), administrator(s), guardian(s), attorney(s) in fact, agent(s), officer(s), or a corporation or another acting in a fiduciary or representing capacity, please provide the following information:

Name: _____ Capacity: _____

4. If any of the following applies, please provide the appropriate documents.
- *Name changes*: Certified copy of Marriage Certificate or proof of name change from the court.
- *Power of Attorney*: Copy of Power of Attorney document.
- *Estates*: Certified Copies of Death Certificate and appropriate Court Documents (no older than 45 days).
- *Corporations*: Copy of Corporate Resolution naming the Authorized Signature, with a seal if applicable.

5. If you have any other REITs or Limited Partnerships you want to sell, please list them here and we will contact you. _____

THE OFFER, WITHDRAWAL RIGHTS, AND PRORATION PERIOD WILL EXPIRE AT 11:59 P.M., PACIFIC TIME, ON JUNE 1, 2010 (THE "EXPIRATION DATE") UNLESS EXTENDED.

R**14028**

Assignment Form
Piedmont Office Realty Trust, Inc.

To participate in the Offer, a duly executed copy of this Assignment Form and any other documents required by this Assignment Form must be received by the Depositary on or prior to the Expiration Date. Delivery of this Assignment Form or any other required documents to an address other than as set forth above does not constitute valid delivery. The method of delivery of all documents is at the election and risk of the tendering Shareholder. Please use the pre-addressed envelope provided. This Assignment Form is to be completed by holders of Shares in Piedmont Office Realty Trust, Inc. (the "Corporation"), pursuant to the procedures set forth in the Offer to Purchase (as defined below). Capitalized terms used herein have the meanings in the Offer.

The undersigned hereby tenders to MPF REIT Fund 1, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Fund 7, LLC; MP Value Fund 7, LLC; MPF Badger Acquisition Co., LLC; MPF Blue Ridge 1, LLC; MPF DeWaay Fund 8, LLC; MPF DeWaay Premier Fund 2, LLC; MPF ePlanning Opportunity Fund, LP; MPF Senior Note Program II, LP; Moraga Gold, LLC; RED Investments, LP; Steven Gold; Lapis Opportunities Funds I and II, LP; SCM Special Fund 2, LP; Sutter Opportunity Fund 4, LLC; and MacKenzie Patterson Fuller, LP (collectively the "Purchasers") the number of shares of Class A, B-1, B-2, and/or B-3 common stock ("Shares") in the Corporation held by the undersigned as set forth above (or, if "All of my shares of all classes" is checked, then all such Shares of all classes), at a purchase price equal to $17, $14, $13, or $12, respectively, per Share, less the amount of any dividends made or declared with respect to the Shares between April 15, 2010 and the Expiration Date, and upon the other terms and subject to the conditions set forth in the Offer to Purchase, dated April 15, 2010 (the "Offer to Purchase") and in this Assignment Form, as each may be amended from time to time (together, the "Offer"). Receipt of the Offer to Purchase is hereby acknowledged. Subject to and effective upon acceptance for payment of any of the Shares tendered hereby, the undersigned sells, assigns, and transfers to, Purchasers all right, title, and interest in and to such Shares which are purchased pursuant to the Offer. The undersigned hereby irrevocably constitutes and appoints the Purchasers as the true and lawful agent and attorney-in-fact and proxy of the undersigned with respect to such Shares, with full power of substitution (such power of attorney and proxy being deemed to be an irrevocable power and proxy coupled with an interest), to deliver such Shares and transfer ownership of such Shares, on the books of the Corporation, together with all accompanying evidences of transfer and authenticity, to the Purchasers and, upon acceptance of the tender of such Shares by the Purchasers, to exercise all voting rights and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares all in accordance with the terms of the Offer. Upon the purchase of Shares pursuant to the Offer, all prior proxies and consents given by the undersigned with respect to such Shares will be revoked and no subsequent proxies or consents may be given (and if given will not be deemed effective). In addition, by executing this Assignment Form, the undersigned assigns to the Purchasers all of the undersigned's rights to receive dividends from the Corporation with respect to Shares which are purchased pursuant to the Offer, other than dividends declared or paid through the Expiration Date and to change the address of record for such dividends on the books of the Corporation. Upon request, the Seller will execute and deliver, and irrevocably directs any custodian to execute and deliver, any additional documents deemed by the Purchaser to be necessary or desirable to complete the assignment, transfer, and purchase of such Shares.

The undersigned hereby represents and warrants that the undersigned owns the Shares tendered hereby and has full power and authority to validly tender, sell, assign, and transfer the Shares tendered hereby, and that when any such Shares are purchased by the Purchasers, the Purchasers will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements, or other obligations relating to the sale or transfer thereof, and such Shares will not be subject to any adverse claim. The undersigned understands that a tender of Shares to the Purchasers will constitute a binding agreement between the undersigned and the Purchasers upon the terms and subject to the conditions of the Offer. The undersigned recognizes the right of the Purchasers to effect a change of dividend address to MacKenzie Patterson Fuller, LP at 1640 School Street, Moraga, California, 94556. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Purchasers may not be required to accept for payment any of the Shares tendered hereby. In such event, the undersigned understands that any Assignment Form for Shares not accepted for payment will be destroyed by the Purchasers. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

Arbitration Agreement: Purchaser and Seller agree that any dispute, claim, or controversy arising out of or related to this agreement or a purchase of Shares shall be resolved by binding arbitration in San Francisco, California before a retired judge. The arbitration shall be administered by JAMS pursuant to its Arbitration Rules and Procedures ("Rules"). If one party fails to respond within twenty days after the other party mails a written list of arbitrators by either agreeing to one of the proposed arbitrators or suggesting three or more alternate arbitrators, the proposing party may select the arbitrator from among its initial list and JAMS shall then appoint that arbitrator to preside over the arbitration. If the parties are unable to agree on an arbitrator, the parties shall select an arbitrator pursuant to the Rules. Where reasonable, the arbitrator shall schedule the arbitration hearing within four months after being appointed. The arbitrator must render a decision in writing, explaining the legal and factual basis for decision as to each of the principal controverted issues. The arbitrator's decision will be final and binding upon the parties. A judgment upon any award may be entered in a court of competent jurisdiction. Each party shall be responsible for advancing one-half of the costs of arbitration, including all JAMS fees; provided that, in the award, the prevailing party shall be entitled to recover all of its costs and expenses, including reasonable attorneys' fees and costs, arbitrator fees, JAMS fees and costs, and any attorneys' fees and costs incurred in compelling arbitration. The parties are not waiving, and expressly reserve, any rights they may have under federal securities laws, rules, and regulations. This agreement will be interpreted, construed, and governed according to federal securities laws and the laws of the State of California; provided that all matters relating to arbitration shall be governed by the Federal Arbitration Act (9 U.S.C. Sections 1 et seq.). If both parties waive their right to arbitrate, then any dispute or claim arising out of or related to this agreement will be subject to the exclusive jurisdiction of Contra Costa County Superior Court for the State of California. In any such action, Purchaser and Seller expressly submit and consent to the exclusive jurisdiction of Contra Costa County Superior Court and waive all defenses to jurisdiction and venue.